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March 13, 2020
E-Mail and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ron Alper and Pamela Long

Re:    Franchise Group, Inc.
Registration Statement on Form S-3
Response dated February 28, 2020
File No. 333-236211

Dear Mr. Alper and Ms. Long:

On behalf of Franchise Group, Inc. (the “Company”), we are submitting our response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated March 9, 2020 (the “Comment Letter”), with respect to the Registration Statement on Form S-3 (File No. 333-236211), filed with the Commission on January 31, 2020 (the “Registration Statement”).
For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.
Comment:
Response letter dated February 28, 2020

General

1. We note your response to our prior comment 1. In addition to the language you propose to include in an amendment to your Form S-3, please also state whether you intend that the provision apply to actions arising under the Securities Act. Please also include risk factor disclosure in your prospectus regarding any risks or impacts of the provision on investors, such as increased costs to bring claims, limits on investors’ ability to bring a claim in a judicial forum that they find favorable, and the application of the provision to claims under the federal securities laws.

U.S. Securities and Exchange Commission March 13, 2020 Page 2

Response:
The Company respectfully acknowledges the Staff’s comment and undertakes to provide the following updated disclosure in an amendment to the Registration Statement:
“The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.”
In addition, the Company undertakes to provide the following risk factor in an amendment to the Registration Statement:
“Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which may limit a stockholder’s ability to bring a claim in a judicial forum that it finds preferable for disputes with us and our directors, officers or other employees.
Our Certificate of Incorporation provides that, unless we otherwise determine, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or any action asserting a claim governed by the internal affairs doctrine. This forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction. However, our Certificate of Incorporation does not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
This forum selection provision may limit a stockholder’s ability to bring a claim that is not arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims and result in increased costs for stockholders to bring a claim. If a court were to find this forum selection provision to be inapplicable or unenforceable in an action, we may incur additional costs or business interruption associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.”
In addition, the Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, as applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed, including in the Risk Factors section of its Transition Report on Form 10-K/T for the transition period ended December 28, 2019 and in Exhibit 4.4 thereto.
We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me with any questions or comments regarding this correspondence.

U.S. Securities and Exchange Commission March 13, 2020 Page 3

Respectfully Submitted,

/s/ David W. Ghegan____________

David W. Ghegan

cc:	Tiffany McMillian McWaters, Assistant General Counsel
Franchise Group, Inc.